Troutman Sanders LLP
600 Peachtree Street NE, Suite 5200
Atlanta, GA 30308-2216

troutman.com

Paul Davis Fancher
D 404.885.3310
F 404.962.6755
paul.fancher@troutman.com

January 2, 2018

Via EDGAR
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mail Stop 4720
Washington, D.C. 20549
Attn:    Michael Volley

Re:	Atlanticus Holdings Corporation Form 10-K for the Fiscal Year Ended December 31, 2016 Filed March 31, 2017 File No. 000-53717
Dear Mr. Volley:
This letter is being submitted in response to the comments provided by the Staff of the Division of Corporation Finance of the United States Securities and Exchange Commission (the “SEC”) set forth in your letter dated December 5, 2017 (the “Comment Letter”) to William R. McCamey, Chief Financial Officer of Atlanticus Holdings Corporation (the “Company”), with respect to the above-referenced SEC filing.

We are authorized by the Company to provide the responses contained in this letter on its behalf. The terms “we,” “us,” and “our” in the responses refer to the Company. For your convenience, we set forth each comment from the Comment Letter in bold typeface and include the Company’s response below it. The numbered paragraphs in this letter correspond to the numbered paragraphs of the Comment Letter.

Michael Volley
January 2, 2018

Form 10-K for the Fiscal Year Ended December 31, 2016

Item 1. Business

How Do We Collect?, page 3

1.
We note on page 4 that you “re-age” customer accounts and that this may affect delinquencies and charge-offs, potentially delaying or reducing such delinquencies and charge-offs. Please tell us and revise future filings to describe in detail for each period presented and by class of receivable, the amount of receivables re-aged at period end, describe the nature and terms of the modifications to re-aged accounts, more clearly describe how the re-aging provides a benefit to the customer and quantify the estimated impact to delinquent loans and charge-offs. Please provide us your proposed revised disclosures in your response.

Company Response:
The majority of our customers pay scheduled monthly payments when due or soon thereafter. As of September 30, 2017, 87.5% of our total receivable portfolio was current with an additional 4.8% between 1 - 30 days past due (based on payment due date). As discussed in the Company’s Form 10-K for the year ended December 31, 2016 (the “ 2016 10-K”), our collectors employ a number of techniques, including account re-aging, to collect outstanding receivables.

We believe that re-aging can serve to protect our investment and improve collections. In addition, we believe that re-ages help our customers to manage difficult repayment periods, return to good standing and avoid further deterioration to their credit scores.

As noted in Item 1 of the Company’s 2016 10-K, in order for a customer to qualify for a re-age, the customer must meet certain criteria. Generally, to qualify, an account must have been opened for at least nine months and may not be re-aged more than once in a twelve-month period or twice in a five-year period. In addition, an account on a workout program may qualify for one additional re-age in a five-year period. The customer also must have made three consecutive minimum monthly payments or the equivalent cumulative amount in the last three billing cycles. If a re-aged account subsequently experiences payment defaults, it will again become contractually delinquent and will be charged off according to our charge-off policy.

There are two types of re-aged accounts in our receivables portfolio. The first category consists of accounts that were re-aged when the accounts were 1 - 89 days past due. These re-ages are typically provided to customers that have made the aforementioned three consecutive qualifying payments. In connection with this type of re-age, we typically do not make any account changes, other than to change the account status from delinquent to current.

The second category consists of accounts that were re-aged after the accounts were 90 days or more past due. Typically, once an account is 90 days or more past due, the account is placed on a non-accrual status, which suspends interest and fee charges to the account. Following this adjustment, if a customer indicates a willingness and ability to resume making monthly payments and meets the additional criteria discussed above, we will re-age the customer’s account. Similar to the re-age of accounts in the first category, we change the status of accounts in the second category from delinquent to current, but generally do not make any further modifications to the payment terms in connection with re-aging.

Michael Volley
January 2, 2018

For both categories of re-aged accounts, once we re-age an account , we close the account to further purchases.

We considered the guidance in ASC 310-40 and determined that the first category of re-aged receivables described above are not troubled debt restructurings (“TDRs”) because the re-aging of these accounts do not represent significant concessions to these customers. This determination is supported by (i) the relatively short delinquencies of these accounts and (ii) the fact that these re-aged accounts continue to incur interest and fee charges.

We determined that re-aged accounts in the second category are TDRs. As of December 31, 2016 and September 30, 2017, total re-aged accounts represented 1.7% and 2.2% of Period-end managed receivables, respectively. Those re-aged accounts that are TDRs represented 0.9% and 1.0% of Period-end managed receivables as of December 31, 2016 and September 30, 2017, respectively.

When considering the impact on delinquent loans and charge offs as a result of these re-agings, it is important to note that re-ages to a customers account are systematic based largely on independent behavior by the consumer (making qualifying payments). As a result, charge offs and delinquencies generally are impacted consistently each quarter. Removing the impact of re-ages between January 1, 2016 and September 30, 2017 would have resulted in an average shift in our quarterly delinquencies of less than 10% from their original disclosed values. Likewise, removing the impact of re-ages from our combined gross charge-off ratio would result in an average shift of less than 5% for this same period. Neither of these impacts represent a material shift to the values as currently disclosed.

In order to provide further clarity regarding re-aged accounts, we plan to include the following revised disclosure in Item 1 in future filings:

Additionally, we may re-age customer accounts that meet our qualifications for re-aging. Re-aging involves changing the delinquency status of an account. It is our policy to work cooperatively with customers demonstrating a willingness and ability to repay their indebtedness and who satisfy other criteria, but are unable to pay the entire past due amount. Generally, to qualify for re-aging, an account must have been opened for at least nine months and may not be re-aged more than once in a twelve-month period or twice in a five-year period. In addition, an account on a workout program may qualify for one additional re-age in a five-year period. The customer also must have made three consecutive minimum monthly payments or the equivalent cumulative amount in the last three billing cycles. If a re-aged account subsequently experiences payment defaults, it will again become contractually delinquent and will be charged off according to our regular charge-off policy. The practice of re-aging an account may affect delinquencies and charge offs, potentially delaying or reducing such delinquencies and charge offs, however this impact generally changes such delinquencies and charge offs by less than 10% and 5%, respectively.

Typically, once an account is 90 days or more past due, the account is placed on a non-accrual status. Following this adjustment, if a customer demonstrates a willingness and ability to resume making monthly payments and meets the additional criteria discussed above, we will re-age the customer’s account. When we re-age an account, we adjust the status of the account to bring a delinquent account current, but generally do not make any further modifications to the

Michael Volley
January 2, 2018

payment terms. Once an account is re-aged, it is closed for further purchases. We believe that re-ages help our customers to manage difficult repayment periods, return to good standing and avoid further deterioration to their credit scores. Accounts that are modified in this manner qualify as troubled debt restructurings (TDRs).

The following details by class of receivable, the number and amount of TDRs that have been re-aged as of December 31, 2017 and December 31, 2016:

	As of December 31,
	2017		2016
	Point of Sale	Direct-to-consumer	Point of Sale	Direct-to-consumer
Number of accounts on non-accrual status that have been re-aged			2,530	193
Amount of receivables on non-accrual status that have been re-aged, dollars (in thousands)			$2,617	$388

The following additional disclosure will also be added to Note 2 “Significant Accounting Policies and Consolidated Financial Statement Components-Loans and Fees Receivable” within the Notes to the Financial Statements as follows:

Troubled Debt Restructurings

As part of ongoing collection efforts, once an account is 90 days or more past due, the account is placed on a non-accrual status. Following this adjustment, if a customer demonstrates a willingness and ability to resume making monthly payments and meets the additional criteria discussed above, we will re-age the customer’s account. When we re-age an account, we adjust the status of the account to bring a delinquent account current, but generally do not make any further modifications to the payment terms. Once an account is re-aged, it is closed for further purchases. Accounts that are modified in this manner are considered troubled debt restructurings (“TDRs”).

The following details by class of receivable, the number and amount of TDRs that have been re-aged as of December 31, 2017 and December 31, 2016:

	As of December 31,
	2017		2016
	Point of Sale	Direct-to-consumer	Point of Sale	Direct-to-consumer
Number of accounts on non-accrual status that have been re-aged			2,530	193
Amount of receivables on non-accrual status that have been re-aged, dollars (in thousands)			$2,617	$388

Michael Volley
January 2, 2018

2.	Please tell us how you determined that re-aged receivables are not troubled debt restructurings considering the guidance in ASC 310-40.
Company Response:
See the response to comment number 1 above.
Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Credit and Other Investments Segment, page 23

3.
Please revise future filings to provide discussion and analysis, including asset quality and yield metrics, based on the nature of the receivables (e.g. point-of-sale, direct-to-consumer personal finance, etc.) for your Credit and Other Investments segment. Also, please disclose the receivables balance at each period end and the originations during each period by the nature of receivable. Please provide us your proposed revised disclosures in your response.

Company Response:
In order to provide additional information to investors, we plan to include the below revised disclosure in future filings. In particular, this revised disclosure will provide additional information regarding asset quality based on the nature of the receivables. In addition to the new tabular information, we plan to include the below discussion regarding the range of average annual percentage rates that we charge, based on the nature of the receivables. We believe this additional information, together with the total yield ratio for this segment that is included in the first table below, will provide investors with substantial information regarding asset quality. Further, we believe that providing this information will allow users to understand the variance in contractual yield between our point-of-sale and direct-to-consumer receivables. We do not believe that including specific yield metrics by product would provide additional meaningful information to readers. We do, however, believe that the inclusion of this type of information in public filings would put us at a competitive disadvantage both with our peer group as well as with new potential point-of-sale retail partners.
:
Asset quality. Our delinquency and charge-off data at any point in time reflect the credit performance of our managed receivables. The average age of the accounts underlying our receivables, the timing of portfolio purchases, the success of our collection and recovery efforts and general economic conditions all affect our delinquency and charge-off rates. The average age of the accounts underlying our receivables portfolio also affects the stability of our delinquency and loss rates. We consider this delinquency and charge-off data in our determination of the fair value of our credit card receivables underlying formerly off-balance-sheet securitization structures, as well as our allowance for uncollectible loans and fees receivable in the case of our other credit product receivables that we report at net realizable value. Our strategy for managing delinquency and receivables losses consists of account management throughout the life of the receivable. This strategy includes credit line management and pricing based on the risks. See also our discussion of

Michael Volley
January 2, 2018

collection strategies under the “How Do We Collect?” in Item 1, “Business” of our Annual Report on Form 10-K for the year ended December 31, 2016.

The following table presents the delinquency trends of the receivables we manage within our Credit and Other Investments segment, as well as charge-off data and other managed receivables statistics (in thousands; percentages of total):

	At or for the Three Months Ended
	2017				2016
	Dec. 30	Sept. 30	Jun. 30	Mar. 31	Dec. 31	Sept. 30	Jun. 30	Mar. 31
Period-end managed receivables		$307,886	$272,727	$253,308	$245,007	$221,683	$201,406	$155,425
Percent 30 or more days past due		11.6%	10.9%	10.9%	11.8%	10.9%	8.2%	9.7%
Percent 60 or more days past due		7.9%	7.4%	7.8%	8.1%	7.3%	5.3%	7.1%
Percent 90 or more days past due		5.3%	4.8%	5.2%	5.2%	4.7%	3.4%	5.1%
Average managed receivables		$298,128	$265,175	$250,862	$236,103	$216,951	$188,128	$152,831
Total yield ratio		35.4%	34.7%	34.4%	32.6%	33.5%	36.8%	35.4%
Combined gross charge-off ratio		18.1%	21.6%	23.6%	21.1%	13.3%	14.9%	18.2%
Adjusted charge-off ratio		15.3%	18.4%	20.1%	17.8%	10.7%	11.7%	14.1%

The following table presents additional trends and data with respect to our current point-of-sale and direct-to-consumer operations (in thousands). Results of our historical credit card receivables portfolios are excluded:

	At or for the Three Months Ended
	2017								2016
	31-Dec		Sept. 30		30-Jun		31-Mar		31-Dec		Sept. 30		30-Jun		31-Mar
	Retail	Direct	Retail	Direct	Retail	Direct	Retail	Direct	Retail	Direct	Retail	Direct	Retail	Direct	Retail	Direct
Period-end managed receivables			$192,671	$91,497	$180,062	$66,705	$160,820	$63,771	$139,924	$73,003	$109,054	$80,161	$87,672	$74,903	$74,159	$36,638
Percent 30 or more days past due			14.0%	8.3%	12.3%	9.3%	11.8%	10.8%	13.4%	10.8%	13.8%	7.9%	12.5%	3.5%	13.0%	5.5%
Percent 60 or more days past due			9.9%	5.0%	8.4%	6.2%	8.6%	7.4%	9.6%	6.9%	9.5%	4.9%	8.2%	2.0%	9.8%	3.5%
Percent 90 or more days past due			6.9%	2.7%	5.6%	3.4%	6.1%	3.8%	6.4%	3.6%	6.5%	2.3%	5.3%	1.1%	7.3%	1.8%
Average APR			26.7%	30.0%	26.7%	30.0%	26.5%	30.3%	26.3%	30.5%	25.5%	30.6%	25.0%	30.8%	24.9%	30.0%
Receivables purchased during period			$59,293	$38,005	$65,786	$15,051	$64,617	$5,782	$60,118	$5,602	$44,871	$15,852	$35,478	$45,562	$27,233	$12,830

The following discussion relates to the tables above.
Managed Receivables Levels. We experienced overall quarterly growth throughout 2017 and 2016 related to our current product offerings with over $ million in receivables growth associated with our point-of-sale and direct-to-consumer products during 2017. The addition of large point-of-sale retail partners in 2016 contributed to over $45 million of our total $68 million in point-of-sale net receivable growth in that year. Likewise, in 2017, new point-of sale retail partners contributed over $ million of our total $ million in point-of-sale net receivable growth. Additionally, our direct-to-consumer acquisitions grew by over $36 million, net during the year ended December 31, 2016. Towards the end of 2016, we changed the product mix of direct-to-consumer receivables we purchased such that new receivable acquisitions in this business line fell dramatically for the last two quarters

Michael Volley
January 2, 2018

of 2016 and the first quarter of 2017. As such, we experienced net declines in our direct-to-consumer receivables levels as we completed our shift in receivable acquisitions for these quarters. Further offsetting this growth in our managed receivables are declines in our historical credit card receivables portfolios given the closure of substantially all credit card accounts between 2008 and 2010 underlying the historical portfolios. While we expect continued quarterly growth in our managed receivables balances for all of our current products throughout 2018, this growth in future periods largely is dependent on the addition of new retail partners to the point-of-sale operations as well as the timing of solicitations within the direct-to-consumer operations. Further, the loss of existing retail partner relationships could adversely affect new loan acquisition levels.
Delinquencies. Delinquencies have the potential to impact net income in the form of net credit losses. Delinquencies also are costly in terms of the personnel and resources dedicated to resolving them. We intend for the receivables management strategies we use on our portfolios to manage and, to the extent possible, reduce the higher delinquency rates that can be expected with the younger average age of the newer originations in our managed portfolio. These account management strategies include conservative credit line management, purging of inactive accounts and collection strategies intended to optimize the effective account-to-collector ratio across delinquency categories. We measure the success of these efforts by measuring delinquency rates. These rates exclude receivables that have been charged off. Given that the vast majority of credit card accounts related to our historical credit card receivables have been closed and there has been no significant new activity for these accounts, we generally have noted declines in delinquency statistics of our managed credit card receivables (when compared to the same quarters in prior period).
As our investments in point-of-sale and direct-to-consumer receivables have become a larger component of our managed receivables base, our delinquency rates have increased (when compared to periods during which seasoned credit cards made up a larger portion of our managed receivables). This is largely a result of the younger average age of our existing portfolio which we expect to exhibit higher delinquency rates until such time that new originations become a smaller relative portion of our outstanding portfolio. Our delinquency rates for both our point-of-sale and direct-to-consumer receivables have continued to be somewhat lower than what we ultimately expect for our new point-of-sale and direct-to-consumer receivables given the continued growth and age of the related accounts. If and when growth for these product lines moderates, as occurred with our personal loan product offering in the last two quarters of 2016, we expect increased overall delinquency rates as the existing receivables mature through their peak charge-off periods. Additionally, seasonal payment patterns on these receivables are similar to those experienced with our historical credit card receivables and we expect those patterns to continue. For example, delinquency rates historically are lower in the first quarter of each year as seen above due to the benefits of seasonally strong payment patterns associated with year-end tax refunds for most consumers.
Total yield ratio. Currently, we are experiencing growth in our newer, higher yielding receivables, including point-of-sale receivables and direct-to-consumer loans. While this

Michael Volley
January 2, 2018

growth has contributed to increases in our total yield ratio, we expect this growth will continue to reverse the trend of our declining charge-off rates because we expect these receivables to season, mature, and charge off at higher rates than we currently experience on our liquidating pool of credit card receivables associated with closed credit card accounts.  We anticipate continued growth in our higher yielding point-of-sale and direct-to-consumer receivables over the next few quarters which should continue to stabilize our yield (with some modest increases) consistent with what we experienced in the past several quarters. However, the timing of receivable acquisitions as well as the relative mix of receivables acquired within a given quarter may contribute to some continued minor variability in our total yield ratio.

Combined gross charge-off ratio and Adjusted charge-off ratio. We charge off our Credit and Other Investments segment receivables when they become contractually more than 180 days past due or 120 days past due for the direct-to-consumer personal loan receivables. We charge off rent-to-own receivables and impair associated rental merchandise if a payment has not been made within the previous 90 days. However, if a payment is made greater than or equal to two minimum payments within a month of the charge-off date, we may reconsider whether charge-off status remains appropriate. Typically, we charge off receivables within 30 days of notification and confirmation of a consumer’s bankruptcy or death. However, in some cases of death, we do not charge off receivables if there is a surviving, contractually liable individual or an estate large enough to pay the debt in full.

Given that our historical credit card portfolios now account for less than 15% of our total managed receivables, the impacts of these historical portfolios are no longer key drivers in the performance of our managed receivables. Instead, growth within point-of-sale finance and direct-to-consumer receivables that have higher charge-off rates than the liquidating credit card portfolios that have historically comprised a larger portion of our managed receivables has resulted in increases in our charge-off rates over time. Our recent combined gross charge-off and adjusted charge-off ratios benefited in the first few quarters of 2016 from growth we experienced in our point-of-sale operations and more directly from growth in our direct-to-consumer receivables, many of which reached peak charge off periods in the fourth quarter of 2016 but continued to negatively impact the first and second quarters of 2017. Additionally, we made substantial investments in our personal loan offerings in the second quarter of 2016 which did not reach their peak-charge off period until the fourth quarter of 2016, thus positively impacting our second and third quarter combined and adjusted gross charge-off ratios and negatively impacting the same ratios in the fourth quarter of 2016 and the first and second quarters of 2017.

The continued growth in the point-of-sale and direct-to-consumer receivables continues to result in higher charge-offs than those experienced historically. In the next few quarters, we expect increasing charge off rates when compared to historical results. This expectation is based on (1) higher expected charge off rates on the point-of-sale and direct-to-consumer receivables, offset slightly by lower charge offs associated with historical credit card receivables due to the continued liquidation of these receivables, (2) continued testing of receivables with higher risk profiles, (3) the low charge-off ratios experienced in the second and third quarters of 2016 as discussed above and (4) recent vintages reaching peak charge-off periods. Offsetting these increases will be growth in the underlying receivables base which will serve to mute to a varying degree, some of the aforementioned impacts as has been seen in recent quarters.

Michael Volley
January 2, 2018

Average APR. Our average annual percentage rate (“APR”) charged to customers varies by receivable type, credit history and other factors. The average APR for receivables in our point-of-sale operations range from 9.99% to 36.0%. For our direct-to-consumer receivables, average APR ranges from 19.99% to 36.0%. We have experienced minor fluctuations in our average APR based on the relative product mix of receivables purchased during a period. We currently expect our average APRs in 2018 to remain consistent with the average APRs we have experienced over the past several quarters.
Receivables purchased during period. Receivables purchased during the period reflects the gross amount of investments we have made, net of any credits issued to consumers during that same period. Our point-of-sale receivable purchases experienced overall growth throughout the periods presented largely based on the addition of new point-of-sale retail partners, as previously discussed. We may experience periodic declines in these acquisitions due to the loss of one or more retail partners or due to seasonal purchase activity by consumers but we currently expect to continue to see slight increases in receivable acquisitions when compared to the same period in prior years. Our direct-to-consumer receivable acquisitions tend to have more volatility based on the issuance of new credit card accounts by our banking partner and the availability of capital to fund new purchases. Nonetheless, we expect continued growth in the acquisition of these receivables throughout 2018.
Definitions of Financial Operating and Statistical Measures, page 28

4.
We note your definition of Total Yield Ratio, Combined Gross Charge-off Ratio, and Adjusted Charge-off Ratio on page 28 and your discussion of Managed Receivables on page 23. These financial measures appear to be non-GAAP as defined by Regulation G and Item 10(e) of Regulation S-K as they are not required by GAAP or Commission Rules. Please revise future filings to include the disclosures required by Regulation G and Item 10 of Regulation S-K. Please ensure that your revised disclosure presents the most directly comparable GAAP measure with equal or greater prominence. Please provide us your proposed revised disclosures in your response.

Company Response:
We do not believe that our Total Yield Ratio, Combined Gross Charge-off Ratio, Adjusted Charge-off Ratio and Managed Receivables data are non-GAAP financial measures. The Company corresponded with the Staff about this matter in 2002 and 2003. (See our comment letter response dated April 22, 2003.) The Company also received similar comments from the Staff in letters dated September 6, 2007 and June 21, 2012. In our response letters dated September 27, 2007 and July 5, 2012, the Company communicated the results of its 2002 and 2003 dialogue with the Staff and the rationale for conclusions that the presented ratios (and other similar financial, operating and statistical ratios included in the Company’s Credit Cards Segment and Auto Finance segment tabular data within management’s discussion and analysis of the Company’s results) are not non-GAAP financial measures as defined by Regulation G and Item 10(e) of Regulation S-K. Upon reviewing our previous responses, the Staff did not indicate any disagreement with our analysis.

Michael Volley
January 2, 2018

Under Rule 101(a)(2) of Regulation G, a non-GAAP financial measure does not include “operating and other financial measures and ratios or statistical measures” calculated using GAAP financial measures and operating and other non-GAAP financial measures. Our presented ratios fall within this exception from the definition of non-GAAP financial measures. Essentially, the charge-off ratios are calculated by dividing the accounting basis of principal, finance charges and fees charged off (or solely principal receivables charged off in the case of the adjusted charge-off ratio with such basis reflecting discounted purchase prices of certain purchased receivables portfolios) by average managed receivables for the quarter. The accounting basis of receivables charged off is a GAAP financial measure that is used to determine two line items on the Company’s consolidated statements of operations: (1) the Net recovery of charge off of loans and fees receivable recorded at fair value; and (2) Provision for losses on loans and fees receivable recorded at net realizable value. Similarly, the Total Yield Ratio is calculated by dividing revenue amounts that that are GAAP financial measures used to determine two line items on the Company’s consolidated statements of operations by average managed receivables for the quarter. These two line items are: (1) Total interest income and (2) Total other operating income.

Given that we operate in the financial industry, some of the relevant measures of productivity and effectiveness regularly will be dollar-denominated and financial in nature. Nonetheless, as with measures of productivity and effectiveness in other industries, the disclosed ratios reflect operating and financial measures and ratio or statistical measures determined as permitted by Rule 101(a)(2). Our ratios are analogous to the per mile cost of a seat for an airline or a cost per unit produced for a manufacturer-both of which are based upon underlying GAAP data combined with other data.

Further, we believe that these ratios also are not non-GAAP because of the exception provided by Rule 101(a)(3) of Regulation G, which excludes from the definition of non-GAAP Financial Measures “financial measures required to be disclosed by . . . Commission rules. . . .” Full disclosure of our financial performance requires, or at least may require, the inclusion of these ratios. We believe this is consistent with the SEC’s stated position that merely providing GAAP information may not be sufficient. We believe that Rule 10b-5 requires, or at least may require, disclosure of these ratios, thereby bringing it within the exclusion from the definition provided in Rule 101(a)(3). We believe that these ratios are necessary for readers to compare our financial performance to that of our consumer credit and auto finance peer groups. Thus, certain readers of our financial statements would consider these ratios material to an understanding of our financial performance.

Because we do not believe that our various MD&A financial, operating, and statistical tabular data are non-GAAP measures, we do not believe that Item 10 of Regulation S-K is applicable.

5.
Please tell us how you considered whether these measures use an individually tailored recognition and measurement method which could violate Rule 100(b) of Regulation G. Please refer to Question 100.04 of the Compliance and Disclosure Interpretations for guidance.

Company Response:

See the response to comment number 4 above.

* * * * *

Michael Volley
January 2, 2018

The Company appreciates the assistance the Staff has provided with its comments. If you have any questions, please do not hesitate to call me at (404) 885-3310 or Brink Dickerson at (404) 885-3822.

Sincerely,
/s/Paul Davis Fancher
Paul Davis Fancher

cc:    William R. McCamey (Atlanticus Holdings Corporation)
Mitchell C. Saunders (Atlanticus Holdings Corporation)
W. Brinkley Dickerson (Troutman Sanders LLP)